SOLEBURY CAPITAL LLC
(A Wholly-Owned
Subsidiary of PNC Bank, N.A.)

FINANCIAL STATEMENT

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2021

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Table of Contents
December 31, 2021



420 Ft. Duquesne Blvd., Ste. 1900, Pittsburgh, PA 15222
Tel: 412-281-8771 | Fax: 412-281-7001
info@louisplung.com | www.louisplung.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Opinion of the Financial Statement

We have audited the accompanying statement of financial condition of Solebury Capital LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of Solebury Capital LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Solebury Capital LLC's management. Our responsibility is to express an opinion on Solebury Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and are required to be independent with respect to the Solebury Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amount and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Solebury Capital LLC's auditor since 2019.

Louis Plung & Company, LLP

Pittsburgh, Pennsylvania
February 24, 2022

American Institute of
Certified Public Accountants

Pennsylvania Institute of
Certified Public Accountants

BKR
International
Independent Member Firms in Principal Cities

Private Companies Practice
Section of the AICPA

Member of AICPA Employee
Benefit Plan Audit Quality Center

PCAOB Registered Firm

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
Balance, December 31, 2021

(in thousands)
ASSETS

Cash and cash equivalents	$	106,843
Accounts receivable, net of allowance		1,629
Furniture, equipment, and leaseholds, net of accumulated depreciation		84
Right of use asset, net of accumulated amortization		990
Goodwill		2,349
Total assets	$	111,895

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		62,870
Lease liability		1,023
Total liabilities		63,893
Total member's equity		48,002
Total liabilities and member's equity	$	111,895

The accompanying notes are an integral part of these financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2021

1)   Organization and Nature of Business

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company is a wholly-owned subsidiary of PNC Bank, N.A. ("PNC"), which is a wholly owned subsidiary of The PNC Financial Services Group ("PNC FSG"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgment and transaction management services. These financial statements are not intended to present the consolidated financial position and the results from operations of PNC FSG as of and for the year ended December 31, 2021.

2)   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents includes cash held at PNC. Cash and cash equivalents also includes money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less.

Allowance for Credit Losses

Our allowance for credit losses (ACL), in accordance with the Current Expected Credit Losses (CECL) standard requires the use of an expected credit loss methodology; specifically, current expected credit losses for the remaining life of the asset will be recognized at the time of the origination or acquisition. The in-scope assets, which consist of the Company's receivables, will be presented at the net amount expected to be collected after deducting the ACL from the amortized cost basis of the asset. The receivables assessed for credit losses primarily represent receivables related to advisory services that the Company provides. These receivables generally settle in cash within one year of origination. Accounts receivable as of December 31, 2021 was $1.6 million, net of an allowance for credit losses of $197 thousand.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and lease liability at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term. See Note 8 for additional information related to leases within the scope of FASB ASC 842.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Fixed assets are not depreciated until placed in service. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Goodwill

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the acquired business. The Company performs goodwill impairment testing, at a reporting unit level, annually unless events occur or circumstances change significantly that would require a more frequent assessment.

If, after considering all relevant events and circumstances, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then performing an impairment test is not necessary. If the Company elects to bypass the qualitative analysis, or concludes via qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a two-step goodwill impairment test is performed. In the first step, inputs are generated and used in calculating the fair value of the reporting unit, which is compared to its carrying amount. If the fair value is greater than the carrying amount, then the reporting unit's goodwill is deemed not to be impaired. If the fair value is less than the carrying amount, then the second step is performed. In the second step, the implied fair value of reporting unit goodwill, which is determined as if the reporting unit had

been acquired in a business combination, would be compared to the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, the difference is recognized as an impairment loss.

Impairment of Long-lived Assets

Management of the Company considers the valuation and depreciation of furniture, equipment, and leaseholds. Management considers both the current and future levels of undiscounted cash flow generated by the Company and the continuing value of furniture, equipment, and leaseholds to determine when and if an impairment has occurred. Any write-downs due to impairment are charged to operations at the time the impairment is identified. No such write-downs due to impairment have been recorded in 2021.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses PNC to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Recently Adopted Accounting Standards

Effective January 2021, PNC and its subsidiaries adopted the Financial Accounting Standards Board ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplified the accounting for income taxes by removing certain exceptions, as well as clarifying and amending other guidance to improve consistent application of Topic 740. The only amendment to impact the Company specifies that single-member limited liability companies and other disregarded entities not subject to income tax are no longer required to recognize an allocation of consolidated current and deferred income tax expense in its separate financial statements (the tax allocation amendment). The update was put in place for the Company on January 1, 2021 and the tax allocation amendment required the retrospective adoption method. However, because of the nature of the amendment and because the Company does not present comparative periods, the beginning retained earnings balance remains appropriate and no retrospective adoption adjustment is needed. The adoption had a material impact to the Company's financial statements as income taxes are no longer reflected in the Company's standalone financial statements. A total of $2.7 million of income tax assets were transferred to the Company's taxpayer Parent as a result of the adoption with an adjustment to retained earnings.

3) **Revenue From Contracts With Customers**

The Company's noninterest income relates to certain fee-based revenue, of which the recognition and measurement is based on the assessment of individual contract terms. For transaction management services where revenue is contingent upon transaction completion, revenue is

recognized when the related transaction occurs and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. To obtain a contract with a customer, the Company may incur costs such as advertising, marketing costs, bid and proposal costs and legal fees. The Company has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Company does not expect to recover all of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

4) Related-Party Transactions

The Company has expense and facilities sharing agreements with PNC and PNC FSG. The Company reimburses PNC and PNC FSG on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2021, there are no outstanding balances due to PNC or PNC FSG.

The Company also holds a demand deposit account with PNC. The total funds held in this account as of December 31, 2021, were $1.8 million, recorded in cash and cash equivalents on the Statement of Financial Condition.

The Company holds leased office space from PNC. As of December 31, 2021, there is no outstanding balance due to PNC.

The Company has an expense sharing agreement ("agreement") with Solebury Trout LLC ("Trout"), an affiliate. As of December 31, 2021, $2.8 million is payable to Trout for incentive compensation which is reflected in Accounts payable and accrued expenses on the Statement of Financial Condition.

5) Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250,000. At December 31, 2021, the Company had net capital of approximately $41.8 million which was approximately $41.6 million in excess of its required net capital.

Additionally, the Company claims the exemptive provision of SEC Rule 15c3-3(k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

6) Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC FSG. PNC FSG sponsors a noncontributory, qualified defined benefit pension plan (the "pension plan"), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on their cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. The plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. Pension expense is allocated by PNC FSG to the Company based upon an actuarially determined required contribution which includes service and interest costs related to the Company's plan participants.

PNC FSG also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "postretirement benefits") through various plans. PNC FSG reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plans are unfunded. PNC FSG has established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance ligations. Postretirement benefits expense is allocated by PNC FSG to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The pension plan and postretirement benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2021, assets of the pension plan were $6.8 billion and the projected benefit obligation was $5.4 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC FSG's required contribution for 2022 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC FSG's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

7) Stock Based Compensation Plans

PNC FSG has long-term incentive award plans (Incentive Plans) that provide for the granting of restricted shares, restricted share units, other share-based awards and dollar-denominated awards to certain executives. PNC FSG typically grants a substantial portion of its stock based compensation awards during the first quarter of each year.

Shares of PNC FSG common stock available during the next year for the granting of options and other awards under the PNC FSG Incentive Plans were approximately 24 million at December 31, 2021. Total shares of PNC FSG common stock authorized for future issuance under all PNC FSG equity compensation plans totaled 22 million shares at December 31, 2021.

Restricted Share Unit Awards

Certain employees of the Company receive restricted stock unit awards under the Incentive Plans. The fair value of nonvested restricted share unit awards is initially determined based on prices not less than the market value of PNC FSG's common stock prices on the date of grant with a reduction for estimated forfeitures. The Company recognizes compensation expense for such awards ratably over the service based vesting period for each award grant.

Nonvested Restricted Share Unit Awards-Rollforward

	Nonvested Restricted Share Unit Awards	Weighted-Average Grant Date Fair Value
December 31, 2020	90,195 $	128.06
Granted	-	-
Vested/ Released	(312)	159.86
Forfeited	-	-
December 31, 2021	89,883 $	127.95

8) Leases

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified the lease as an operating lease. These leases generally contain renewal options for a five-year period. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or

restrictive financial or other covenants. Payments due under the lease contract include fixed payments.

As of December 31, 2021 the amounts reported on the Statement of Financial Condition for operating leases are as follows:

(in thousands)		
Lease ROU assets	$	990
Lease Liabilities		1,023

Other information related to operating leases as of December 31, 2021, is as follows:

Weighted avg remaining lease term	5.1 years
Weighted avg remaining lease term	0.27%

At December 31, 2021, the maturities of the lease liability are as follows:

(in thousands)		
2022	$	246
2023		251
2024		252
2025		258
2026		22
Total undiscounted lease payments	$	1,029
Less imputed interest		(6)
Total lease liabilities	$	1,023

9) Furniture, Equipment, and Leaseholds

Furniture, equipment, and leaseholds are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized, and normal maintenance and repairs are charged to expense as incurred. Furniture, equipment, and leaseholds are depreciated over the shorter of the term of the lease or estimated useful lives using the straight-line method. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations. The Company uses estimated useful lives for furniture and equipment ranging from five to ten years, and leasehold improvements over their estimated useful lives of up to fifteen years or the respective lease terms.

Notes to the Financial Statements
December 31, 2021

Furniture, equipment, and leaseholds at December 31, 2021, consisted of:

(in thousands)		
Furniture	$	89
Equipment		19
Leasehold improvements		321
Jobs in process		57
Total Cost	$	486
Less: Accumulated depreciation		(402)
Net furniture, equipment, and leaseholds	$	84

10) Subsequent Events

The Company has conducted a review for any additional subsequent events through February 24, 2022, that would require additional disclosure. During the Company's review, it was determined that no additional significant subsequent events have occurred that would require additional disclosures in these Notes to the Financial Statements at December 31, 2021.